PUBLIC VERSION

#AB 3/7


15047545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 201

SEC FILE NUMBER
8-66518

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Ave, 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Weill (212) 542-5977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Company, PC
(Name – *if individual, state last, first, middle name*)

1329 South 800 East (Address) Orem (City) Utah (State) 84097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Weill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA TORCIVIA
Notary Public - State of New York
NO. 01TO6084055
Qualified in Queens County
My Commission Expires 12/02/2018

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) ~~Statement of Income (Loss).~~ Statement of Income and Changes in Member's Equity
- ☐ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. *** (Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assesment Reconciliation)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditor's Report
- x SIPC-7. General Assessment Reconciliation
- *** SIPC Supplemental Report bound separately

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODES WEILL SECURITIES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2014



Independent Auditor's Report

Manager and Member
Hodes Weill Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Hodes Weill Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

o 1329 South 800 East, Orem, UT 84097 // p 801.225.6900 // w squire.com
Squire is a dba registered to Squire & Company, PC, a certified public accounting firm.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodes Weill Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and performing procedures to test the completeness and accuracy of the information in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sadler, Gibb & Company, PC

Orem, Utah
February 26, 2015

HODES WEILL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$ 2,389,801
Accounts receivable	3,559,199
Prepaid expenses and deposits	17,073
Total assets	$ 5,966,073

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 20,674
Total liabilities	20,674
Member's Equity	5,945,399
Total liabilities and member's equity	$ 5,966,073

The accompanying notes are an integral part of this financial statement.

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah on December 28, 1999 and will be dissolved on or before December 22, 2098. Operations began November 17, 2004.

Prior to and during the first four months of 2010, the Company operated under the name JapanWorks Capital, LLC. On May 1, 2010, Hodes Weill and Associates, LP acquired 100% of the membership interests in JapanWorks Capital, LLC. On June 7, 2010, the name of the Company was changed to Hodes Weill Securities, LLC.

A summary of significant accounting policies follows:

Cash – Cash includes all regular checking and savings accounts. At December 31, 2014, the carrying amount and bank balance of deposits with financial institutions was $2,389,801, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,369,127, which was $2,364,127 in excess of its required net capital of $5,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital ratio was 0.01 to 1.

Note 3. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2014.

Note 4. Related Party Transactions

Effective March 1, 2013, the Company entered into an expense sharing agreement with HW&A to pay $125,000 per month to cover expenses incurred by HW&A, which amount was increased to $315,000 per month effective as of April 1, 2014.

The Company is responsible for paying its own expenses directly attributable to its business or regulatory obligations, such as registration or licensing fees, annual audit, SIPC assessments, et al.

During the year ended December 31, 2014, the Company reported total expenses of $3,210,000 to HW&A for facilities and personnel costs under these agreements. The Company also was billed $28,318 from HW&A for legal fees incurred on behalf of the Company during the year ended December 31, 2014.

Note 5. Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued.